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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Danskin, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   2363651020
                                 (CUSIP Number)

Mr. Andrew Astrachan                   With a copy to:
Danskin Investors, LLC                 Robert M. Friedman, Esq.
c/o Onyx Partners, Inc.                Shereff, Friedman, Hoffman & Goodman, LLP
9595 Wilshire Blvd., Suite 700         919 Third Avenue
Beverly Hills, CA 90212                New York, New York 10022
(310) 724-5599                         (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 8, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.  2363651020                                        Page 2 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Danskin Investors, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

     NUMBER OF         7       SOLE VOTING POWER
      SHARES                     48,160,994
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
       EACH            9       SOLE DISPOSITIVE POWER
     REPORTING                   48,160,994
      PERSON           10      SHARED DISPOSITIVE POWER
       WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           48,160,994

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           83.3%

14       TYPE OF REPORTING PERSON*
                           OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

CUSIP No.  2363651020                                         Page 3 of __ Pages

1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Andrew J. Astrachan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
        WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.0%

14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

CUSIP No.  2363651020                                         Page 4 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  David A. Sachs

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/

                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
        WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.0%

14       TYPE OF REPORTING PERSON*
                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 22, 1997 (the "Schedule 13D") filed by Danskin Investors, LLC, Andrew
J. Astrachan and David A. Sachs (the "Reporting Persons") relating to the common stock (the "Common Stock") of Danskin, Inc. (the "Issuer"). The address of the Issuer is 111 West 40th Street, New York, New York 10018. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the
Schedule 13D.

Item 4.           Purpose of the Transaction

                  Item 4 is amended to add the following:


                  Upon the Issuer's refinancing its revolving credit facility on October 8, 1997 (the "Refinancing"), the Series C Stock and the Note, by their terms, were automatically exchanged for (i) $12,000,000 stated value of Series D Cumulative Convertible Preferred Stock (the "Series D Stock") of the Issuer,
(ii) a warrant to purchase 10,000,000 shares of Common Stock at a per share exercise price of $.30 (the "Warrant") and (iii) a $3,000,000 aggregate principal amount subordinated note of the Issuer. The Series D Stock is convertible, at the option of the holder and, in certain circumstances, mandatorily, at a per share conversion price of $.30. Holders of the Series D Stock have the right to elect a majority of the Issuer's Board of Directors. It is anticipated that in connection with the Refinancing, no further members of the Board of Directors of the Issuer will resign, the Board of Directors of the Issuer will be expanded to eleven members and Michael Hsieh and David Chu will be elected to the Board of Directors of the Issuer as designees of Investors.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is amended and restated in its entirety to read as follows:

                  (a) and (b) Through its ownership of the Series D Stock and the Warrant, Investors is the beneficial owner of 48,160,994 shares of Common Stock (83.3%).

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 9,666,330 outstanding shares of Common Stock of the Issuer as of September 22, 1997, as reported to the Reporting Persons by an officer of the Issuer, and the 48,160,904 shares issuable upon conversion of the Series D Stock and upon exercise of the Warrant and assumes approval of the amendment to the Issuer's Certificate of Incorporation increasing the authorized shares of Common Stock described in Item 4. The Series D Stock votes on all matters as a single class with the Common Stock on an as-converted basis.

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                  (c) The only transactions in the Common Stock by the Reporting
Persons since the filing of the Schedule 13D were the transactions described in
Item 4.

                  (d) The members of Investors have the right to receive the proceeds from the sale of the securities of the Issuer owned by Investors. The following members of Investors each have the right to receive (x) more than five percent of the outstanding shares of Common Stock upon the dissolution of Investors or (y) proceeds relating to the sale of more than five percent of the outstanding shares of Common Stock upon the sale of such securities by
Investors: (i) Alpine Associates, (ii) Mayfirst Associates, Ltd., (iii) Regent Capital Partners, L.P., (iv) Regent Capital Equity Partners, L.P., (v) Golden Horn (II) L.P., (vi) David Chu and (vii) Onyx.


                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relations with Respect to Securities of the Issuer

                  Item 6 is amended to add the following:

                  The Warrant, a copy of which is attached hereto as Exhibit E.1 and which is incorporated herein by reference, provides that if at any time the Issuer shall have insufficient authorized capital stock to issue the Common Stock issuable upon exercise of the Warrant, Investors may require the Issuer to repurchase the Warrant, or a portion thereof, at a price equal to the difference between the market value of the Common Stock and the exercise price of the Warrant for each share to be so repurchased.

                  The proxies granted to Andrew J. Astrachan and David A. Sachs by SunAmerica Life Insurance Company and Oppenheimer Bond Fund for Growth are valid until the date upon which Investors owns a majority of the voting stock of the Issuer. Accordingly, such proxies terminated according to their terms upon the consummation of the Refinancing.

Item 7.           Material to be Filed as Exhibits

                  Exhibit E.1               Warrant issued to Investors.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DANSKIN INVESTORS, LLC

                                       By:  Onyx Partners, Inc., its manager


                                       By:/s/    Andrew J. Astrachan
                                          ------------------------------------
                                               Name: Andrew J. Astrachan
                                               Title: President

Dated:  October 10, 1997

                                       /s/    Andrew J. Astrachan
                                       ---------------------------------------
                                       Andrew J. Astrachan

                                       /s/    David A. Sachs
                                       ---------------------------------------

                                       David A. Sachs

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                                  Exhibit Index


       Letter                      Description                         Page
       ------                      -----------                         ----

        E.1           Warrant issued to Investors





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